

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2013

Via E-mail
Thomas M. Belk, Jr.
Chief Executive Officer
Belk, Inc.
2801 West Tyvola Road
Charlotte, NC 28217

>    **Re:   Belk, Inc.**
>    **Form 10-K for the year ended January 28, 2012**
>    **Filed April 10, 2012**
>    **File No. 000-26207**

Dear Mr. Belk:

We have reviewed your response dated February 14, 2013 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the year ended January 28, 2012

Notes to Consolidated Financial Statements, page 34

(1) Summary of Significant Accounting Policies, page 34

Description of Business and Basis of Presentation, page 34

1. We note your response to comment 1 from our letter dated February 1, 2013. In future filings, please separately quantify the impact of eCommerce sales on your comparable store sales percentages.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding our comments.  Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief